As filed with the Securities and Exchange Commission on April 26, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

KKR Real Estate Select Trust Inc.

(Name of Issuer)

KKR Real Estate Select Trust Inc.

(Name of Person(s) Filing Statement)

Class I, Class D, Class S and Class U Shares of Common Stock

(Title of Class of Securities)

49836N502, 49836N304, 49836N106 and 49836N403

(CUSIP Number of class of securities)

Lori Hoffman

c/o KKR Registered Advisor LLC

30 Hudson Yards

New York, New York 10001

(212) 750-8300

(Name, Address and Telephone No. of Person Authorized to

Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Rajib Chanda

Benjamin C. Wells

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

March 17, 2023

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $8,552.63            Filing Party: KKR Real Estate Select Trust Inc.

Form or Registration No.: Schedule TO                Date Filed: March 17, 2023

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Second Amendment (“Amendment No. 2”) relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on March 17, 2023 by KKR Real Estate Select Trust Inc., a Maryland corporation (“KREST” or the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 2,586,437 of its outstanding shares of common stock (including Class I shares of common stock, Class D shares of common stock, Class S shares of common stock and Class U shares of common stock (the “Shares”)), at a price equal to the net asset value per Share as of April 14, 2023 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 17, 2023 (the “Offer to Purchase”) and the related Letter of Transmittal.

Amendment No. 2 is an amendment to the Final Amendment to the Statement filed to report the results of the Offer previously filed with the Commission via EDGAR Accession No. 0001193125-23-105779 on April 19, 2023 (“Amendment No. 1”). Due to administrative error, the net asset value (“NAV”) of shares repurchased by KREST for its Q2 2023 tender offer period was incorrectly reported in Amendment No. 1. Amendment No. 2 is filed solely to correct the NAV of the repurchased Shares. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 4:00 p.m., Eastern Time, on April 14, 2023.

2.

3,495,857 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer, and 2,586,410 Shares were accepted for repurchase by the Fund on a pro rata basis, in accordance with the terms of the Offer.

3.	The Shares were repurchased at a price of $30.59 per Share, which was the net asset value per Share as of the Valuation Date.

As described in its prospectus and in the Offer to Purchase, the Fund allows for quarterly tender offers to repurchase up to 5% of the NAV of the Fund’s outstanding Shares at the sole discretion of KREST’s Board of Directors. In the event a tender offer is oversubscribed, the Fund reserves the right to repurchase additional Shares representing up to 2.0% of the aggregate NAV of the Fund’s outstanding Shares without amending or extending the tender offer. The Fund did not exercise this right in connection with the Offer.

For its Q2 2023 tender offer period ending April 14, 2023, KREST received repurchase requests exceeding 5% of its aggregate NAV. KREST repurchased Shares equating to 5% of NAV for the quarter, or $79,118,269. Accordingly, redemption requests were fulfilled at a prorated amount equal to 74% of each shareholder’s Q2 2023 tender request.

Unfulfilled tender requests will not be carried over to the next quarter automatically. Investors will need to resubmit any unsatisfied portion of their Q2 2023 tender request for repurchase in the future.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Final Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KKR REAL ESTATE SELECT TRUST INC.

By:	/s/ Lori Hoffman
Name: Lori Hoffman
Title: Chief Legal Officer and Secretary

Dated: April 26, 2023

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal*

(a)(1)(ii)	Offer to Purchase*

(a)(1)(iii)	Forms of Letter of Transmittal*

(a)(1)(iv)	Forms of Notice of Withdrawal of Tender*

(b)	Filing Fee Table*

(c)	KREST Q2 2023 Tender Offer Communication**

*	Previously filed with Schedule TO-I on March 17, 2023.
**	Previously filed with Schedule TO-I/A on April 19, 2023.